UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

FORM 6-K
REPORT OF FOREIGN PRIVATE ISSUER
PURSUANT TO RULE 13a-16 OR 15d-16 UNDER
THE SECURITIES EXCHANGE ACT OF 1934

For the month of October 2026
Commission file number: 001-38203
Mynd.ai, Inc.

(Exact name of Registrant as specified in its charter)
Not applicable

(Translation of Registrant’s name into English)

Maples Corporate Services Limited,
PO Box 309,
Ugland House,
Grand Cayman KY1-1104
Cayman Islands

(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.
Form 20-F ☒ Yes Form 40-F ☐ No

INFORMATION CONTAINED IN THIS REPORT ON FORM 6-K
On October 8, 2026, Mynd.ai, Inc. (the “Company”) announced that Arthur Giterman is stepping down as the Company’s Chief Executive Officer and Chief Financial Officer, effective October 11, 2026. In addition, Mr. Giterman has resigned from the Company’s Board of Directors (the “Board”). The Board of Directors has appointed Bin Shen as Chief Executive Officer and Interim Chief Financial Officer, effective October 12, 2026. The Company intends to appoint a permanent Chief Financial Officer upon the completion of a comprehensive search. A press release announcing this leadership change is filed as Exhibit 99.1 to this Report on Form 6-K.
Forward-Looking Statements
Certain statements made in this Form 6-K are forward-looking statements within the meaning of Section 27A of the Securities Act of 1933, as amended, and Section 21E of the Securities Exchange Act of 1934, as amended. The words “plan,” “will,” “believe,” “anticipate,” “doubt,” “expect,” “intend,” and similar terms and phrases are used in this Form 6-K to identify forward-looking statements, including statements regarding the Company’s intention to regain compliance with the NYSE American’s continued listing standards. Actual results may differ materially from the results anticipated by the Company’s forward-looking statements due to certain risks, uncertainties and other factors described under the heading “Risk Factors” in the Company’s filings with the Securities and Exchange Commission. Given these risks, uncertainties, and other factors, you should not place undue reliance on these forward-looking statements, and the Company assumes no obligation to update these forward-looking statements, even if new information becomes available in the future.
EXHIBIT INDEX

Exhibit No	Description
99.1	Press Release dated October 8, 2026

SIGNATURES
Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Mynd.ai, Inc.

	By:	/s/ Allyson G. Krause
	Name:	Allyson G. Krause
Date: October 8, 2026	Title:	EVP & General Counsel